Exhibit 1.01

Hurco Companies, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2014

Overview

This conflict minerals report for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products (“necessary conflict minerals”). “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten. These requirements apply to registrants whatever the geographic origin of the Conflict Minerals.

If a registrant can establish that the necessary conflict minerals in its products originated from sources other than the Democratic Republic of the Congo (“DRC”) or adjoining country, or from recycled and scrap sources, the registrant must submit a specialized disclosure report under Form SD that describes the steps that the registrant took to determine the origin of the necessary conflict minerals in its products.

If a registrant knows or has reason to believe that any of the necessary conflict minerals in its products may have originated in the DRC or an adjoining country, or knows or has reason to believe that the necessary conflict minerals may not be solely from recycled or scrap sources, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody, and the registrant must annually submit a conflict minerals report to the SEC that includes a description of those due diligence measures.

The report presented herein has not been audited by an independent private sector auditor, as the audit requirement is not applicable to this report.

Company and Supply Chain Description

This disclosure has been prepared by management of Hurco Companies, Inc. (herein referred to as “Hurco” the “Company”, “we,” “us,” or “our”). Hurco is an industrial technology company that designs and produces computerized machine tools, interactive computer control systems and software, machine tool components, and accessories for the worldwide metal cutting and metal forming industry.

Our products may contain necessary conflict minerals, such as our proprietary control systems that include printed circuit boards, connectors, liquid crystal displays, touch screens, and keypads. In addition, various components of our products, such as motors and drives and encoders contain electronic components that may contain conflict minerals. We determined that during the 2014 calendar year, we manufactured and sub-contracted to manufacture products that use purchased components containing conflict minerals and that the use of these minerals is necessary to the functionality or production of those products.

We are a downstream consumer of necessary conflict minerals. In most cases, there are several third parties in the supply chain between the original source of the minerals and us. We do not purchase necessary conflict minerals directly from mines, smelters or refiners; therefore, we rely on our direct suppliers to provide information regarding the origin of these minerals. The methods we employed to determine the origin of necessary conflict minerals in our products were:

•	Sending letters to our direct suppliers explaining the Rule and our disclosure obligations;
•	Soliciting survey responses from direct suppliers of components of our products, using a customized conflict minerals questionnaire;
•	Sending reminders and following up with suppliers that did not respond to our requests for information; and
•	Reviewing responses that we received from our suppliers.

Due Diligence Program

Pursuant to the Company’s Conflict Minerals policy, the Company developed a due diligence framework utilizing the Organisation for Economic Co-operation and Development (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and related Supplements for gold and for tin, tantalum and tungsten. We are currently implementing a reasonable and documented due diligence process in an attempt to determine the use, source, chain of custody and origin of conflict minerals in our global product portfolio. Additionally, we work closely with our suppliers to determine the potential use of conflict minerals in our supply chain and request our suppliers to conduct the necessary due diligence to provide us with proper verification of the source and chain of custody of the materials used in their products. We have also adopted and communicated to the public a company policy on conflict minerals. This policy can be found at the following website

http://www.hurco.com/en-us/about-hurco/investors/Documents/Conflict_Minerals_Policy.pdf.

The due diligence measures performed for the reporting year ended December 31, 2014 are summarized below.

Establish Strong Company Management Systems.

We have structured a task force comprised of individuals from various areas within the Company to support the process of supply chain due diligence. We have held meetings with management from various departments to identify products that are affected by the conflict minerals and mapped them to their respective suppliers. From the risks identified in our supply chain, we established a strategy to respond to those risks by strengthening governance and communication with suppliers.

Identify and Assess Risk in the Supply Chain.

We developed a risk-based approach that focused on our direct suppliers that we believed were likely to provide us with components and raw materials containing necessary conflict minerals. This was accomplished by members of the task force reviewing the listing of components and raw materials provided by our direct suppliers and identifying those components and raw materials that may contain necessary conflict minerals. As a result, we developed a customized conflict minerals questionnaire using the template developed by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”) as guidance.

The Company sent these customized questionnaires to the eight identified direct suppliers and received a survey response rate of 88%. In addition, two of our suppliers provided their responses to us at a company-wide level, rather than at a level specific to the materials they supplied to us.  For necessary conflict minerals sourced from these direct suppliers, we were unable to determine which, if any, of the smelters and countries of origin listed in their responses were the actual source of necessary conflict minerals they supplied. We intend to continue to work with our direct suppliers in the future to obtain and validate the names of smelters/refiners and related countries of origin that supply conflict minerals for our products. Using our supply chain due diligence processes, we hope to further develop transparency into our supply chain.

Design and Implement a Strategy to Respond to Identified Risks.

Because the Company is a downstream consumer with limited control over smelters and refiners, we are currently unable to assess adequately all of the risks in our supply chain. However, the Company has taken and continues to take steps to manage risks, including: adopting and communicating to the public a company policy on conflict minerals; engaging with manufacturers and suppliers to obtain current, accurate and complete information about the Company’s supply chains;  encouraging manufacturers and suppliers to implement responsible sourcing and asking manufacturers and suppliers to encourage smelters and refiners to obtain a “conflict-free” designation from an independent, third-party auditor and taking part in industry initiatives promoting “conflict-free” supply chains.

Reliance on Independent Third-Party Audit of Supply Chain Due Diligence at the Smelter/ Refiner Level.

As mentioned above in the Company and Supply Chain Description, we conducted a survey of our direct suppliers using a customized questionnaire. In some cases we received responses from suppliers using the template developed by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”), known as the Conflict Minerals Reporting Template. However, we do not have direct relationships with Conflict Minerals smelters and refiners in our supply chain; thus, we do not perform direct audits of the entities that provide our supply chain with the conflict minerals. We do rely upon the published results of audits conducted by the Conflict-Free Sourcing Initiative and other recognized certification programs in order to comply with OECD guidance to conduct independent third party audits. We also rely upon industry efforts to influence smelters and refineries to participate in the EICC/GeSI Conflict-Free Smelter Program.

Report on Supply Chain Due Diligence.

The Company has filed with the SEC its specialized disclosure report on Form SD, which includes this Conflict Minerals Report as Exhibit 1.01, for the reporting period from January 1, 2014 to December 31, 2014. In accordance with OECD Guidance and the Rule, the Company has also made these disclosures available on its website at www.hurco.com.

Due Diligence Results

As described above, components of our products contain conflict minerals that are necessary to the functionality or production of those products. Based on our good faith reasonable country of origin inquiry and due diligence process, we do not currently have sufficient information from our suppliers to determine the country of origin of the necessary conflict minerals in our products or to identify the facilities used to process the necessary conflict minerals in those products.

Continuous Improvement Efforts to Mitigate Risk

The due diligence discussed above is an ongoing process. As we continue to conduct due diligence on our products, we will continue to refine procedures to meet the goals and adhere to values set forth in our Conflict Minerals policy. We will continue to conduct and report annually on supply chain due diligence for the applicable conflict minerals. We will establish new terms and conditions in supplier contracts that stipulate responses to conflict mineral related inquiries and we will attempt to validate supplier responses using information collected via independent conflict free smelter validation programs such as the EICC/GeSI Conflict Free Smelter Program.